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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                     K2 INC.
               (Exact Name of Registrant as Specified in Charter)

                DELAWARE                                   95-2077125
(State of Incorporation or Organization)       (IRS Employer Identification no.)

  4900 SOUTH EASTERN AVENUE, SUITE 200,                    90040-2962
             LOS ANGELES, CA                               (Zip Code)
(Address of Principal Executive Offices)


If this form relates to the registration of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. / X /

If this form relates to the registration of securities is pursuant to Section 12(g)
of the Exchange Act and  is effective pursuant to General Instruction A.(d), please check the following box.  /  /

Securities to be registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS TO BE SO REGISTERED           NAME OF EACH EXCHANGE ON WHICH EACH CLASS IS TO BE REGISTERED
 ---------------------------------------          -----------------------------------------------

Preferred Stock Purchase Rights                              New York Stock Exchange

                                                             Pacific Stock Exchange


Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act.

                                      NONE
                                (Title of Class)


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On May 6, 1999, the Board of Directors of K2 Inc. (the "Company") declared a dividend of one right (a "Right") for each outstanding share of the Company's common stock, par value $1.00 per share, or one share of each class of the Company's stock having the right to vote generally in the election of directors (the "Common Shares"), to be distributed on the earlier to occur of
(i) the redemption date of the rights issued pursuant to the Rights Agreement dated as of August 10, 1989 between the Company and Harris Trust Company of California, and (ii) September 5, 1999 (the "Record Date"). Each Right entitles the holder thereof to purchase one one-hundredth (1/100) (subject to adjustment) of a share of its Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share, having the rights, preferences, privileges and restrictions described in Section 5(a) below (the "Preferred Shares"), and, under certain circumstances, other securities or property. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of July 1, 1999 by and between the Company and Harris Trust Company of California, as Rights Agent.

         The following is a brief description of the Rights. It is intended to provide a general description only and is qualified in its entirety by reference to the Rights Agreement which is incorporated by reference herein as EXHIBIT 1.

1.       COMMON SHARE CERTIFICATES REPRESENTING RIGHTS

         Until the Distribution Date (as defined in Section 2 below), (i) the Rights shall not be exercisable, (ii) the Rights shall be attached to and trade only together with the Common Shares, and (iii) the stock certificates representing Common Shares also shall represent the Rights attached to the Common Shares. Common Share certificates issued after the Record Date and prior to the Distribution Date shall contain a notation incorporating the Rights Agreement by reference.

2.       DISTRIBUTION DATE

         The "Distribution Date" is the earliest of (i) the tenth business day (or such later day as shall be designated by the Board of Directors of the Company) following the date of the commencement of, or the first public announcement of the intent of any Person (as hereinafter defined), other than an Exempt Person (as hereinafter defined), to commence a tender offer or exchange offer, the consummation of which would cause any Person to be the beneficial owner of 15% or more of the outstanding Common Shares (upon such consummation such Person is a "15% Stockholder," and the first date of public announcement containing the facts by virtue of which a Person has become a 15% Stockholder is the "15% Ownership Date"), (ii) the date of the first Section 11(a)(ii) Event (as hereinafter defined), or (iii) the date of the first Section 13(a) Event (as hereinafter defined). A "Section 11(a)(ii) Event" shall mean the occurrence of a 15% Ownership Date with neither the Redemption Date (as hereinafter defined) nor the Expiration Date (as hereinafter defined) having occurred prior to the tenth business day following such 15% Ownership Date. The "Redemption Date" shall mean the date of the action of the Board of Directors of the Company authorizing and directing the redemption of the Rights. The "Expiration Date" shall mean September 5, 2009. A "Section 13(a) Event" shall mean the occurrence, at any time on or after the 15% Ownership Date and prior to the earlier of the Redemption Date or the Expiration Date, of (i) a consolidation or merger of the Company with and into any other Person with the Company not being the continuing or surviving corporation in such consolidation or merger, (ii) a consolidation or merger of any Person with and into the Company with the Company being the continuing or surviving corporation in such merger and, in connection with such merger, all or part of the Common Shares shall be changed


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into or exchanged for stock or other securities of any Person or cash or any other property, or (iii) the transfer, in one or more transactions (other than transactions in the ordinary course of business), of assets or earning power aggregating more than 50% of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any Person or Persons other than the Company or one or more of its wholly-owned subsidiaries (such Persons, together with the Persons described in clauses (i) and (ii) above shall be collectively referred to as the "Surviving Person"). A "Person" shall mean any individual, firm, partnership, corporation, association, group (as such term is used in Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended, as in effect on the date of the Rights Agreement) or other entity, and shall include any successor (by merger or otherwise) of any such entity. An "Exempt Person" shall mean the Company, any wholly-owned subsidiary of the Company, any employee benefit plan of the Company or of a subsidiary of the Company and any Person holding voting capital stock of the Company for or pursuant to the terms of any such employee benefit plan. Any capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Rights Agreement.

         Upon the close of business on the Distribution Date, the Rights shall separate from the Common Shares, Right certificates shall be issued, and the Rights shall become exercisable to purchase Preferred Shares as described in
Section 5 below.

3.       ISSUANCE OF RIGHT CERTIFICATES

         As soon as practicable following the Distribution Date, separate certificates representing only Rights shall be mailed to the holders of record of Common Shares as of the close of business on the Distribution Date, and such separate Right certificates alone shall represent such Rights from and after the Distribution Date.

4.       EXPIRATION OF RIGHTS

         The Rights shall expire on the later of September 5, 2009 or the tenth anniversary of the Distribution Date.

5.       EXERCISE OF RIGHTS

         Unless the Rights have expired or been redeemed or exchanged, they may be exercised, at the option of the holders, pursuant to paragraphs (a), (b) or
(c) below. No Right may be exercised more than once or pursuant to more than one of such paragraphs. From and after the earlier of the first Section 11(a) (ii) Event or the first Section 13(a) Event, each Right that, at any time on or after the Distribution Date, was or is beneficially owned by a 15% Stockholder or any affiliate or associate of a 15% Stockholder shall be null and void, and any holder of such Right (whether or not such holder is a 15% Stockholder or an affiliate or associate of a 15% Stockholder) shall thereafter have no right to exercise such Right.

                  (a) Right to Purchase Preferred Shares. From and after the close of business on the Distribution Date, each Right (other than a Right that has become void) shall be exercisable to purchase one one-hundredth of a Preferred Share, at an initial exercise price of $60 (Sixty Dollars) (the "Exercise Price"). Prior to the Distribution Date, the Company may, in its discretion, substitute for all or any portion of the Preferred Shares that would otherwise be issuable (after the close of business on the Distribution Date) upon the exercise of each Right and payment of the Exercise Price (i) cash, (ii) other equity securities of the Company, (iii) debt of the Company, (iv) other property or (v) any combination of the foregoing, in each case having


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         the same aggregate Current Market Price (as defined in the Rights
         Agreement) of the Preferred Shares for which substitution is made. The Preferred Shares are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to any other series of the Company's preferred stock whether issued before or after the issuance of the Preferred Shares. The holder of a Preferred Share is entitled to receive, when, as and if declared, quarterly dividends payable in cash on the 1st day of March, June, September and December of each year (each a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a Preferred Share or fraction of a Preferred Share, in an amount per share (rounded to the nearest cent) equal to the greater of (i) $0.25 per share or (ii) subject to adjustment, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in Common Shares or a subdivision of the outstanding Common Shares (by reclassification or otherwise), declared on the Common Shares since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of a Preferred Share or fraction of a Preferred Share. In the event of liquidation, dissolution or winding up of the Company, no distribution shall be made to (i) the holders of stock ranking junior to the Preferred Shares unless, prior thereto, the holders of Preferred Shares shall be entitled to receive the greater of
         (A) $100.00 per Preferred Share plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, or (B) an aggregate amount per share, subject to adjustment, equal to 100 times the aggregate amount to be distributed per share of Common Shares to holders thereof, or (ii) the holders of shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Preferred Shares, except distributions made ratably on the Preferred Shares and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. Subject to adjustment, each Preferred Share has 100 votes per share on all matters submitted to a vote of the stockholders of the Company. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, the holder of a Preferred Share shall be entitled to receive 100 times (subject to adjustment) the amount received per Common Share. The rights of the Preferred Shares as to dividends, voting and liquidation preferences are protected by antidilution provisions. It is anticipated that the value of one one-hundredth of a Preferred Share should approximate the value of one Common Share.

                           This discussion of the rights, privileges and preferences of the Preferred Shares is intended to provide a general description only and is qualified in its entirety by reference to the Certificate of Designations, which is attached hereto as EXHIBIT 2.

                  (b) Right to Purchase Common Shares of the Company. From and after the close of business following the occurrence of a Section 11(a)(ii) Event, each Right (other than a Right that has become void) shall be exercisable to purchase, at the Exercise Price, Common Shares with a market value equal to two times such Exercise Price. In the sole discretion of the Board of Directors of the Company, the Company may substitute for all or any portion of the Common Shares that would otherwise be issuable upon the exercise of the Rights, cash, assets or other securities of the Company having the same aggregate Current Market Price as such Common Shares.

                  (c) Right to Purchase Common Stock of a Successor Corporation. From and after the close of business following the occurrence of a Section 13(a) Event, each Right (other than a


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         Right that has become void) shall thereafter be exercisable to purchase, at the Exercise Price, shares of common stock of the Surviving Person or purchaser, with an aggregate Current Market Price equal to two times such Exercise Price.

6.       ADJUSTMENTS TO PREVENT DILUTION

         The Exercise Price, the number of outstanding Rights, the number of votes per Preferred Share and the number of Preferred Shares or Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement in order to prevent dilution. With certain exceptions, no adjustment in the Exercise Price shall be required until cumulative adjustments require an adjustment of at least 1%.

7.       CASH PAID INSTEAD OF ISSUING FRACTIONAL SECURITIES

         The Company shall not be required to issue fractional securities upon exercise of a Right (other than fractions of Preferred Shares that are integral multiples of one one-hundredth of a Preferred Share and that may, at the election of the Company, be evidenced by depositary receipts), and, in lieu thereof, an adjustment in cash shall be made based on the market price of such securities on the last trading date prior to the date of exercise.

8.       REDEMPTION

         Until the earliest of (i) the date of the first Section 11(a)(ii) Event, (ii) the date of the first Section 13(a) Event, or (iii) the Expiration Date, the Board of Directors of the Company may, at its option, authorize and direct the redemption of all, but not less than all, of the then outstanding Rights at a redemption price of $.001 per Right, as such redemption price shall be appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after May 6, 1999 (the "Redemption Price"), and the Company shall so redeem the Rights. Immediately upon such action by the Board of Directors (the date of such action is the "Redemption Date"), the sole right of the holders of Rights thereafter shall be to receive the Redemption Price.

9.       EXCHANGE

         At any time during the period of 180 days after a Section 11(a)(ii) Event, the Board of Directors of the Company may, at its option, authorize and direct the exchange of all, but not less than all, of the then outstanding Rights for Common Shares, one one-hundredths of Preferred Shares, debt securities of the Company, other property, or any combination of the foregoing, in each case having an aggregate Current Market Price equal to the result obtained by (i) multiplying the Current Market Price per Common Share on the record date for such exchange by the number of Common Shares for which a Right is exercisable on such record date and (ii) subtracting from such product the Exercise Price on such record date (the "Exchange Ratio"). Immediately upon such action by the Board of Directors, the right to exercise Rights shall terminate, and the only right of the holders of Rights thereafter shall be to receive a number of Common Shares or such other securities or property as determined by the Exchange Ratio.

10.      NO STOCKHOLDER RIGHTS PRIOR TO EXERCISE

         Until a Right is exercised, the holder thereof, as such, shall have no rights as a stockholder of the Company (other than rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.


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11.      AMENDMENT OF RIGHTS AGREEMENT

         The Board of Directors of the Company may, from time to time, without the approval of any holders of Rights, supplement or amend any provision of the Agreement in any manner, whether or not such supplement or amendment is adverse to any holder of Rights, and direct the Rights Agent so to supplement or amend such provision, and the Rights Agent shall so supplement or amend such provision; provided, however, that from and after the earliest of (i) the date of the first Section 11(a)(ii) Event, (ii) the date of the first Section 13(a) Event, (iii) the Redemption Date, or (iv) the Expiration Date, the Rights Agreement shall not be supplemented or amended in any manner that would materially and adversely affect any holder of outstanding Rights other than a 15% Stockholder or a Surviving Person.

12.      ANTI-TAKEOVER EFFECTS

         The Rights are designed to protect and maximize the value of stockholders' interests in the Company in the event of an unsolicited takeover attempt in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include tactics intended to minimize the ability of the Board of Directors and stockholders to consider alternatives which might provide greater value to stockholders. The Rights have been declared by the Board in order to deter such tactics and to maximize the ability of the Board of Directors to act on behalf of stockholders.

         The Rights may be redeemed by the Company as described in Section 8, and, accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

         Issuance of the Rights does not weaken the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share and should not be taxable to the Company or to its stockholders. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

         However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a Person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

ITEM 2.  EXHIBITS.

         1. Rights Agreement dated as of July 1, 1999 between K2 Inc. and Harris Trust Company of California, as Rights Agent, which includes thereto the Form of Rights Certificate to be distributed to holders of Rights after the Distribution.

         2. Certificate of Designations of Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share, of K2 Inc. filed as of August 6, 1999.

         3.       Form of Summary of Rights to Purchase Shares of Preferred
Stock.


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  August 9, 1999                             K2 INC.



                                                  /s/ John J. Rangel
                                                  ----------------------------
                                                  Name: John J. Rangel
                                                  Title: Senior Vice President-
                                                         Finance





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